 Exhibit 99.1

Foresight: Eye-Net Secures Follow-up Order from Leading Japanese Vehicle Manufacturer

Eye-Net targets integration into the vehicle manufacturer’s existing ADAS systems

Ness Ziona, Israel – March 19, 2024 – Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its wholly-owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net”), has received an additional order for a paid development project from a leading global Japanese vehicle manufacturer, following the successful completion of the first two phases of a paid proof-of-concept (POC) project.

As reported by the Company on February 28, 2023, the parties engaged in a paid POC project to evaluate the added value and capabilities of Eye-Zone™ as a software vehicle-to-everything (V2X) communication layer. The successful completion of that phase is a significant milestone, demonstrating the feasibility and potential benefits of Eye-Net’s technology for the automotive industry.

The parties have decided to proceed to the next phase of the project. In this phase, the vehicle manufacturer will assess the potential of Eye-Zone™ to act as key infrastructure for point-to-point transmission of safety messages between the vehicle and designated users in the same vicinity. This unprecedented capability will potentially facilitate seamless communication between vehicles and all road users and help, in particular, vulnerable road users. Upon successful evaluation, the parties will explore potential commercial opportunities.

Eye-Zone™ is Eye-Net’s Linux-based solution, offering Eye-Net’s unique V2X technology for the automotive industry (vehicle manufacturers and Tier One and Tier Two suppliers). Eye-Zone™ runs the same core services and managers as the Eye-Net Protect™ software development kit. The solution provides alerts and indications to the driver, as well as real time location and movement characteristic streaming, of road users in the vicinity of the vehicle. Eye-Zone™ can be easily integrated into various automotive systems such as advanced driver assistance systems (ADAS), navigation systems and infotainment systems.

For more information about Eye-Net Mobile, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the next phase of the paid development project, that the outcome of the project may facilitate seamless communication between vehicles and all road users and that Eye-Net and the Japanese vehicle manufacturer will explore potential commercial opportunities. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654